June 29, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street N.W.

Washington, D.C. 20549

Re:   Fronteer Development Group Inc.

        File Number 0-50582

Ladies and Gentlemen::

We request the withdrawal the Form 8-A12G filed with the Commission on June 28, 2005. The Form was an 8-A12B which was incorrectly filed by our filing agent as an 8-A12G on EDGAR. We apologize for the error and intend to refile the 8-A12B under the correct file type immediately.

If you should have any questions regarding this request, please contact the undersigned at (604) 632-4677.

Thank you for you assistance.

Sincerely,

/s/  Sean Tetzlaff

Sean Tetzlaff,

Chief Financial Officer and Corporate Secretary

Fronteer Development Group Inc.